UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CYANOTECH CORPORATION

(Name of issuer)

Common Stock, $.02 Par Value Per Share

(Title of class of securities)

232437301

(CUSIP number)

Andres Kongsgaard Flaaten
VitaeLab AS
Enebakkveien 117, 0680
Oslo, Norway
+47 815 69 060

With a copy to:
Lori B. Green, Esq.
Lloyd H. Spencer, Esq.
Nixon Peabody LLP
1100 Clinton Square
Rochester, New York 14604-1792

 (Name, address and telephone number of person authorized to receive notices and communications)

May 17, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437301

1.	Names of Reporting Persons. VitaeLab AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power (see Item 5 below) 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power (see Item 5 below) 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 232437301

1.	Names of Reporting Persons. Helse AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power (see Item 5 below) 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power (see Item 5 below) 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 232437301

1.	Names of Reporting Persons. Telecom AS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power (see Item 5 below) 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power (see Item 5 below) 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 232437301

1.	Names of Reporting Persons. Andres Kongsgaard Flaaten
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power (see Item 5 below) 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power (see Item 5 below) 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 232437301

1.	Names of Reporting Persons. Kenneth F. Bern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power (see Item 5 below) 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power (see Item 5 below) 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment (“Amendment No. 2”) is being jointly filed by VitaeLab AS (“VitaeLab”), Helse AS (“Helse”), Telecom AS (“Telecom”), Andres Kongsgaard Flaaten (“Mr. Flaaten”), and Kenneth F. Bern (“Mr. Bern”) in accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934.   VitaeLab, Helse, Telecom, Mr. Flaaten and Mr. Bern are together referred to as the “Reporting Persons.”

This Amendment No. 2 amends the Schedule 13D originally filed with the Securities and Exchange Commission on June 6, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on June 11, 2008 (“Amendment No. 1”), as specifically set forth below.  The Original Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2, is referred to collectively as the “Schedule 13D.”  Capitalized terms not defined in this Amendment No. 2 shall have the respective meanings ascribed thereto in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D, as amended by Amendment No. 1, is amended and restated in its entirety as follows:

As of May 17, 2011, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows:

(a)	Amount beneficially owned: 0
(b)	Percent of class: 0.0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0

On May 17, 2011, the Reporting Persons sold all of the shares of Common Stock of the Issuer they owned in a privately negotiated transaction.  The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer on May 17, 2011.  Based on the transaction, the Reporting Persons do not beneficially own, nor do they have the power to dispose or direct the disposition of or the power to vote or direct the voting of, any shares of Common Stock of the Issuer.

*  *  *  *  *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2011

VITAELAB AS

By:	/s/ Andres Kongsgaard Flaaten
Name: Andres Kongsgaard Flaaten
Title: Chief Executive Officer

HELSE AS

By:	/s/ Andres Kongsgaard Flaaten
Name: Andres Kongsgaard Flaaten
Title: Chairman and Chief Executive Officer

TELECOM AS

By:	/s/ Kenneth F. Bern
Name: Kenneth F. Bern
Title: Chairman and Chief Executive Officer

Andres Kongsgaard Flaaten
ANDRES KONGSGAARD FLAATEN

Kenneth F. Bern
KENNETH F. BERN